FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                QUARTERLY REPORT

                For the quarterly period ended September 30, 2001

                               INFICON HOLDING AG

                              INFICON Holdings Inc.
                 (Translation of Registrant's Name Into English)

                                  INFICON Inc.
                              Two Technology Place
                          East Syracuse, New York 13057
                          -----------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    )


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

                                Table of Contents

--------------------------------------------------------------------------------

Balance Sheet..................................................................3
Income Statement...............................................................4
Cash Flow Statement............................................................5
Notes to condensed consolidated financial statements...........................6
Operating and Financial Review and Prospects..................................10
Quantitative and Qualitative Disclosure of Market Risk........................14
Signatures....................................................................15

                               INFICON Holding AG

                           Consolidated Balance Sheets
                           (U.S. Dollars in Thousands)

                                                             December 31    September 30
                                                                 2000           2001
                                                                 ----           ----
Assets
Current assets:
     Cash and cash equivalents                                $  28,700      $  35,217
     Trade accounts receivable, net                              30,972         18,213
     Accounts receivable, affiliate                               5,721          3,464
     Inventories                                                 22,218         23,586
     Other current assets                                         7,620          3,348
                                                              ---------      ---------
Total current assets                                             95,231         83,828

Property, plant and equipment, net                               13,941         14,794
Deferred income taxes                                            40,777         39,126
Other assets                                                      1,121          2,215
                                                              ---------      ---------
Total assets                                                  $ 151,070      $ 139,963
                                                              =========      =========

Liabilities and stockholders' equity
Current liabilities:
     Trade accounts payable, net                              $   9,632      $   5,936
     Accounts payable, affiliate                                 18,354             52
     Accrued liabilities                                         10,341         15,156
     Income taxes payable                                         3,343            543
                                                              ---------      ---------
Total current liabilities                                        41,670         21,687

Long-term debt                                                      869             --

Stockholders' equity:
     Common stock (2,770,000 shares authorized; 2,315,000
       shares issued; par value CHF 10 (U.S.$5.63)               13,033         13,033
     Additional paid-in capital                                  93,531         93,531
     Notes receivable from officers                              (1,307)          (512)
     Retained earnings                                            5,273         15,122
     Accumulated other comprehensive loss                        (1,999)        (2,898)
                                                              ---------      ---------
Total stockholders' equity                                      108,531        118,276
                                                              ---------      ---------
Total liabilities and stockholders' equity                    $ 151,070      $ 139,963
                                                              =========      =========


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

                               INFICON Holding AG

                        Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                        Three Months Ended         Nine Months Ended
                                           September 30               September 30
                                          2000        2001          2000          2001
                                        --------------------      ----------------------
Net sales                               $42,262     $ 30,075      $124,877     $ 117,094

Cost of sales                            20,609       17,186        61,315        62,307
                                        --------------------      ----------------------
Gross profit                             21,653       12,889        63,562        54,787

Research and development                  2,953        3,249         8,337         9,312
Selling, general and administrative      10,846        9,325        29,594        32,501
                                        --------------------      ----------------------
Income from operations                    7,854          315        25,631        12,974

Interest expense (income), net               83         (206)          324          (394)
Other expense (income), net                 320          843         1,645           465
                                        --------------------      ----------------------
Income before income taxes                7,451         (322)       23,662        12,903

Provision for income taxes                1,905         (336)        6,003         3,055
                                        --------------------      ----------------------

Net income                              $ 5,546     $     14      $ 17,659     $   9,848
                                        ====================      ======================

Basic net income per share              $  2.77     $    .01      $   8.83     $    4.25

Diluted net income per share            $  2.77     $    .01      $   8.83     $    4.25

See notes to consolidated financial statements.


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

                               INFICON Holding AG

                      Consolidated Statements of Cash Flows
                           (U.S. Dollars in thousands)

                                                                              Nine Months Ended
                                                                                 September 30
                                                                              2000          2001
                                                                            ----------------------
Cash flows from operating activities:
     Net income                                                             $ 17,659      $  9,848
     Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization of property, plant and equipment        2,777         2,288
         Gain on disposal of property, plant and equipment                        --          (149)
         Deferred taxes                                                           --        (1,350)
         Changes in operating assets and liabilities:
           Trade accounts receivable                                         (11,617)       15,807
           Inventories                                                          (510)         (989)
           Other assets                                                         (815)        5,597
           Accounts payable                                                    4,378       (15,830)
           Accrued liabilities                                                 4,567         4,700
           Income taxes payable                                                3,413        (1,488)
           Other liabilities                                                     517            --
           Accrued pension benefits                                             (600)         (531)
                                                                            ----------------------
Net cash provided by operating activities                                     19,769        17,903

Cash flows from investing activities:
     Purchases of property, plant and equipment                               (3,555)       (3,141)
     Proceeds from sale of property, plant and equipment                          --           149
                                                                            ----------------------
Net cash used in investing activities                                         (3,555)       (2,992)

Cash flows from financing activities:
     Payments on Promissory Notes                                                 --           795
     Payment to Unaxis for Advances                                           (8,273)       (6,679)
     Payment on Long Term Debt                                                    --          (868)
                                                                            ----------------------
Net cash used in financing activities                                         (8,273)       (6,752)
                                                                            ----------------------
Effect of exchange rate changes on cash and cash equivalents                    (203)       (1,642)
                                                                            ----------------------
Increase in cash and cash equivalents                                          7,738         6,517
Cash and cash equivalents at beginning of period                                 490        28,700
                                                                            ----------------------
Cash and cash equivalents at end of period                                  $  8,228      $ 35,217
                                                                            ======================


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

Note 1--Description of Business

      INFICON Holding AG (INFICON or the "Company") is a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. The Company's products include in situ analyzers, ultra clean processing equipment, leak detectors and vacuum measurement and component products. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel and the protection of proprietary technology.

Note 2--Basis of Presentation

      The accompanying interim financial statements as of September 30, 2001, and for the three and six months ended September 30, 2001 and 2000, have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. While the three and nine months ended financial information is unaudited, the financial statements included in this report reflect all adjustments (consisting of normal recurring accruals) the Company considers necessary for a fair presentation of the results of operations for the interim periods covered and the financial condition of the Company at the date of the interim balance sheet. Operating results for the three and nine months ended September 30, 2001 is not necessarily indicative of the results that may be expected for the year ended December 31, 2001.

      The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

      The financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2000.

Note 3--Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Note 4--Inventories

Inventories consist of the following (in thousands):

                                                   December 31      September 30
                                                   -----------      ------------
                                                       2000             2001
                                                       ----             ----

Raw material ...........................             $12,254          $14,184
Work in process ........................               2,383            2,114
Finished goods .........................               7,581            7,288
                                                     -------          -------
                                                     $22,218          $23,586
                                                     =======          =======


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

Note 5--Derivative Financial Instruments

      On January 1, 2001, the Company adopted Financial Accounting Standards Board No. 133 ("FASB 133"), Accounting for Certain Derivative Instruments and Certain Hedging Activities, as amended by FASB Statement No. 137 & 138 ("FASB 137 & 138"). FASB 138 addresses a limited number of issues causing implementation difficulties for companies that are required to apply FASB 133. FASB No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value through earnings.

      The Company enters into foreign currency forward exchange contracts to hedge against certain future movements in foreign exchange rates that affect certain foreign currency denominated sales and purchase transactions. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. These forward contracts have a duration of not longer than one year. The Company's accounting policy, for derivative financial instruments, is based on its designation of such instruments as hedging transactions. An instrument is designated as a hedge based in part on its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. The company records all derivatives on the balance sheet at fair value. In accordance with FASB 133, hedges related to anticipated transactions are designated and documented at the inception of the respective hedge as cash flow hedges and evaluated for effectiveness quarterly. The adoption of FASB 133, as of January 1, 2001, resulted in a cumulative after tax credit of U.S. $327 to comprehensive income. For the nine months ended September 30, 2001, an after tax charge of U.S. $(242) was recorded to comprehensive income.

Note 6--Comprehensive Income

SFAS 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. The Company's comprehensive income was:

                                   Three Months Ended       Nine Months Ended
                                      September 30             September 30
                                  -------------------     ---------------------
Thousands of dollars                2000        2001        2000          2001
                                  -------      ------     --------      -------

Net earnings                      $ 5,546      $   14     $ 17,659      $ 9,848
Cumulative effect of adopting
FASB 133                               --          --           --          327
Adjustment for revaluation
and settlement of hedging
contracts                              --          77           --         (242)
Change in foreign currency
translation adjustments            (1,638)      6,401       (2,139)        (984)
                                  -------      ------     --------      -------
   Comprehensive income           $ 3,908      $6,492     $ 15,520      $ 8,949
                                  =======      ======     ========      =======

Note 7-Segment Information

      INFICON is a global supplier of instrumentation for analysis, monitoring and control in the vacuum, semiconductor, refrigeration, and automotive markets, with headquarters in the United States, and administrative offices and manufacturing in the United States, Germany, and Liechtenstein, in addition to sales and service locations worldwide. INFICON operates in two primary business segments: Semiconductor Vacuum Instrumentation, and General Vacuum Instrumentation.

      The semiconductor vacuum instrumentation segment includes two major product lines: in situ analysis and ultra clean processing. The products in this segment are developed for use in various semiconductor manufacturing applications. The general vacuum instrumentation segment includes two major product lines: leak detection and vacuum measurement and components. These products are used in numerous markets including air conditioning, refrigeration, automotive and semiconductor manufacturing.

      Information on the Company's business segments was as follows (in thousands):

                                             Three Months Ended       Nine Months Ended
                                                September 30             September 30
                                             ------------------       -----------------
                                              2000        2001        2000         2001
                                              ----        ----        ----         ----
Sales:
Semiconductor vacuum instrumentation ..     $16,987     $ 8,862     $ 48,978     $ 39,843
General vacuum instrumentation ........      25,275      21,213       75,899       77,251
                                            -------------------     ---------------------
Total sales ...........................     $42,262     $30,075     $124,877     $117,094
                                            ===================     =====================

      Sales between business segments, which were not material, generally were priced at prevailing market prices.

                                              Three Months Ended         Nine Months Ended
                                                 September 30               September 30
                                              ------------------         -----------------
                                               2000        2001          2000         2001
                                               ----        ----          ----         ----
Gross profit:
Semiconductor vacuum instrumentation         $ 9,868     $  3,655      $ 28,512     $ 20,500
General vacuum instrumentation                11,785        9,234        35,050       34,287
                                             --------------------      ---------------------
Total gross profit                           $21,653     $ 12,889      $ 63,562     $ 54,787
                                             ====================      =====================

Earnings before interest and taxes:
Semiconductor vacuum instrumentation         $ 4,323     $ (2,231)     $ 13,714     $  2,478
General vacuum instrumentation                 3,211        1,703        10,272       10,031
                                             --------------------      ---------------------
Total earnings before interest and taxes     $ 7,534     $   (528)     $ 23,986     $ 12,509
                                             ====================      =====================

Depreciation and amortization:
Semiconductor vacuum instrumentation         $   831     $    367      $  1,506     $  1,098
General vacuum instrumentation                   763          483         1,271        1,190
                                             --------------------      ---------------------
                                             $ 1,594     $    850      $  2,777     $  2,288
                                             ====================      =====================

Capital expenditures:
Semiconductor vacuum instrumentation         $   621     $    577      $  1,354     $  1,691
General vacuum instrumentation                 1,016          553         2,201        1,450
                                             --------------------      ---------------------
                                             $ 1,637     $  1,130      $  3,555     $  3,141
                                             ====================      =====================

Sales by geographic location:(1)
United States                                $14,179     $  9,541      $ 43,472     $ 42,590
Europe                                        19,452       15,354        60,657       55,156
Other                                          8,631        5,180        20,748       19,348
                                             --------------------      ---------------------
Total sales                                  $42,262     $ 30,075      $124,877     $117,094
                                             ====================      =====================


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

                                                          Periods Ended
                                                          -------------
                                                  December 31,     September 30,
                                                      2000             2001
                                                  ------------     -------------
Identifiable assets:

Semiconductor vacuum instrumentation                $ 62,740         $ 56,841

General vacuum instrumentation                        88,330           83,122
                                                    --------         --------
                                                    $151,070         $139,963
                                                    ========         ========

Long-lived assets:

Semiconductor vacuum instrumentation                $ 27,743         $ 31,578

General vacuum instrumentation                        28,096           24,557
                                                    --------         --------
                                                    $ 55,839         $ 56,135
                                                    ========         ========

(1) The geographic location of a sale is determined by the subsidiary that recorded the sale, rather than customer location

Note 8--Historical and Pro Forma Net Income Per Share

      The Company computes basic and diluted earnings per share in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share". SFAS 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive common equivalent shares outstanding. The average number of shares outstanding is based upon the capitalization of INFICON after the reorganization. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive. The Company does not have any dilutive common equivalent shares outstanding.

      The following table sets forth the computation of basic and diluted earnings per share:

                                                             Three Months Ended             Nine Months Ended
                                                                September 30,                 September 30,
                                                             ------------------             -----------------
                                                             2000           2001           2000           2001
                                                             ----           ----           ----           ----
Numerator:
Numerator for basic and diluted earnings per share:
   Net income .......                                     $    5,546     $       14     $   17,658     $    9,848
Denominator:
Denominator for basic and diluted earnings per share:
Weighted average shares outstanding                        2,000,000      2,315,000      2,000,000      2,315,000
Earnings per share:
   Basic                                                  $     2.77     $      .01     $     8.83     $     4.25
   Diluted ..........                                     $     2.77     $      .01     $     8.83     $     4.25


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

Operating and Financial Review and Prospects

Cautionary Note Regarding Forward -Looking Statements

      Certain statements in this quarterly report on Form 6-K constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries, and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed under "Recent Developments" below and under "Key Information---Risk Factors" in our most recent annual report on Form 20-F filed by us with the Securities and Exchange Commission.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

      INFICON Holding AG is a corporation (Aktiengesellschaft) organized under the laws of Switzerland. In this quarterly report, "INFICON", the "INFICON Group", "we", "us" and "our" refer to INFICON Holding AG and its consolidated subsidiaries. All references to "Unaxis" refer to our significant shareholder, Unaxis Holding AG, a corporation (Aktiengesellschaft) organized under the laws of Switzerland.

      INFICON Holding AG is a leading developer, manufacturer and supplier of vacuum instrumentation to semiconductor and other industries worldwide. The Company's products include in situ analyzers, ultra clean processing equipment, leak detectors and vacuum measurement and component products. INFICON is subject to risks common to companies in the semiconductor industry including, but not limited to, the highly cyclical nature of the semiconductor industry leading to recurring periods of oversupply, development by INFICON or its competitors of technological innovations, dependence on key personnel, and the protection of proprietary technology.

Recent Developments

      Approximately 29.5% of our sales during the three months ended September 30, 2001 were from our semiconductor vacuum instrumentation business. This is down from 40.2% during 2000 and from 32.0% for the three months ended June 30, 2001. The decrease in semiconductor vacuum instrumentation sales can be attributed to the effects of reduced capital investment by semiconductor manufacturers and semiconductor equipment suppliers, triggered by a worldwide slowdown in demand for semiconductors and electronic products. This industry has historically experienced sudden changes in supply and demand for semiconductors and is also subject to rapid technological changes in semiconductor manufacturing processes. These factors are generally the cause of strong volatility of demand for semiconductor capital equipment. We believe that a global economic slowdown and a severe downturn in the semiconductor and related industries will continue to have a negative effect on our financial performance for the remainder of this year and we expect net sales for 2001 to be lower than in 2000.

Results of Operations for the Three Months Ended September 30, 2001 and 2000

      Net Sales

      Net sales decreased 28.8% to U.S. $30.1 million for the three months ended September 30, 2001 from U.S. $42.3 million for the three months ended September 30, 2000. This decrease is mainly due to lower sales of our semiconductor vacuum instrumentation and to a lesser extend to lower sales in our general vacuum instrumentation business.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 47.8% to U.S.$8.9 million for the three months ended September 30, 2001 from U.S.$17.0 million for the three months ended September 30, 2000. This decrease resulted from lower demand for our in situ analysis products from semiconductor manufacturers and their suppliers in the United States and Asia and very low demand for our ultra clean processing products from back-end semiconductor packaging customers in Asia and Europe. Furthermore we also are seeing reduced demand for our thin film monitors from fiber optic equipment suppliers due to weaker demand for telecommunications equipment.

      General Vacuum Instrumentation Segment. Net sales decreased by 16.1% to U.S. $21.2 million for the three months ended September 30, 2001 from U.S. $25.3 million for the three months ended September 30, 2000. This is mainly the result of lower demand for our vacuum control products from our data storage customers as well as lower demand for our leak detector products by our semiconductor customers. Sales to our private label customers as well as sales to our refrigeration, air-conditioning and automotive customers remained strong.

      Gross Profit

      Gross profit decreased by 40.5% to U.S. $12.9 million or 42.9% of net sales for the three months ended September 30, 2001 from U.S. $21.7 million or 51.2% of net sales for the three months ended September 30, 2000. This percentage decline is primarily due to unfavorable product mix and unabsorbed fixed costs associated with underutilized manufacturing capacity in our in-situ analysis, vacuum control and ultra clean processing product lines. This effect was partially offset by a favorable product mix within our leak detection product line.

      Research and Development

      Research and development costs increased by 10.0% to U.S.$3.2 million, or 10.8% of net sales, for the three months ended September 30, 2001 from U.S.$3.0 million, or 7.0% of net sales, for the three months ended September 30, 2000. This increase was driven primarily by new product development for our in-situ analysis product line.

      Selling, General and Administrative

      Selling, general and administrative expenses decreased by 14.0% to U.S.$9.3 million, or 31.0% of net sales, for the three months ended September 30, 2001 from U.S.$10.8 million, or 25.7% of net sales, for the three months ended September 30, 2000. This decrease is a result of several cost-reduction measures introduced during the end of the first quarter of 2001. This decrease is the result of a comprehensive cost-reduction program implemented in the second and third quarter of 2001. This includes reductions in overtime, temporary employees, employee salaries, a shortened workweek and temporary furloughs. We also reduced expenses incurred for: travel, advertising, outside services, bonuses and commissions.

      Income from Operations

      For the reasons stated above, income from operations decreased to U.S.$0.3 million, or 1.0% of net sales, for the three months ended September 30, 2001 from U.S.$7.9 million, or 18.6% of net sales, for the three months ended September 30, 2000.

      Other Expense/Income

      Other expense was U.S. $0.8 million, or 2.8% of net sales, for the three months ended September 30, 2001 as compared to other expense of U.S. $0.3 million, or 0.8% of net sales, for the three months ended September 30, 2000. This increase is primarily due to a foreign currency exchange loss this quarter.

      Provision for Income Taxes

      Provision for income taxes decreased to a credit of U.S.$0.3 million, as a result of the net loss before income taxes for the three months ended September 30, 2001 from U.S.$1.9 million, or 25.6% of income before taxes, for the three months ended September 30, 2000. This decrease resulted from a decrease in taxable income and the change in the effective tax rate. The effective tax rate has decreased due to a favorable earnings mix in lower taxed jurisdictions and loses in higher taxed jurisdictions.

      Net Income

      For the reasons stated above, net income decreased to U.S.$14.0 thousand, or 0.0% of net sales, for the three months ended September 30, 2001 from U.S. $5.5 million, or 13.1% of net sales, for the three months ended September 30, 2000.

Results of Operations for the Nine Months Ended September 30, 2001 and 2000

      Net Sales

      Net sales decreased by 6.2% to U.S. $117.1 million for the nine months ended September 30, 2001 from U.S. $124.9 million for the nine months ended September 30, 2000. Price changes did not have a significant impact on net sales; however, our sales were negatively impacted by changes in currency exchange rates of U.S. $3.4 million, primarily with respect to the Euro and Japanese Yen, as compared to the nine months ended September 30, 2000.

      Semiconductor Vacuum Instrumentation Segment. Net sales decreased by 18.7% to U.S. $39.8 million for the nine months ended September 30, 2001 from U.S. $49.0 million for the nine months ended September 30, 2000. The decrease in sales resulted from a lower demand for in-situ products, during the second and third quarters of 2001, from semiconductor manufacturers and their suppliers in the United States and Asia coupled with a low demand for our ultra clean processing products from back-end semiconductor packaging customers in Asia and Europe.

      General Vacuum Instrumentation Segment. Net sales increased by 1.8% to U.S. $77.3 million for the nine months ended September 30, 2001 from U.S. $75.9 million for the nine months ended September 30, 2000. The increase resulted from a combination of increased demand for our leak detection products from our refrigeration, air-conditioning, automotive and semiconductor customers, offset by weaker demand for our vacuum control products from data storage and semiconductor OEM customers.

      Gross Profit

      Gross profit decreased to U.S. $54.8 million or 46.8% of net sales for the nine months ended September 30, 2001 from U.S. $63.6 million or 50.9% of net sales for the nine months ended September 30, 2000. This percentage decline is primarily due to unfavorable product mix and unabsorbed fixed costs associated with underutilized manufacturing capacity in our in-situ analysis, vacuum control and ultra clean processing product lines. This effect was partially offset by better utilization of manufacturing capacity and a favorable product mix within our leak detection product line.

      Research and Development

      Research and development costs increased by 11.7% to U.S. $9.3 million, or 8.0% of net sales, for the nine months ended September 30, 2001 from U.S. $8.3 million, or 6.7% of net sales for the nine months ended September 30, 2000. The increase in costs can be attributed to new product development projects for the semiconductor industry. This level of research and development expenses reflects our investment in product development efforts designed to deliver new and improved products and open new market opportunities.

      Selling, General and Administrative

      Selling, general and administrative expenses increased by 9.8% to U.S.$32.5 million, or 27.8% of net sales, for the nine months ended September 30, 2001 from U.S.$29.6 million, or 23.7% of net sales, for the nine months ended September 30, 2000. This increase is primarily due to higher compensation expense for increased headcount, and expenses related to being a public company for the nine months ended September 30, 2001 coupled with bonus, commission, and travel expenses incurred during the three months ended March 31, 2001. These increases were partially offset by lower expenses during he second and third quarters of 2001 when compared to the first quarter of 2001 as a result of several cost-reduction measures. This includes reduction in overtime, temporary employees, employee salaries, a shortened workweek, and temporary furloughs. Additionally, there were reductions in expenses in travel related expenses, outside services, bonus and commission expense and vacation accrual expense during the third quarter.

      Income from Operations

      For the reasons stated above, income from operations decreased to U.S. $13.0 million or 11.1% of net sales for the nine months ended September 30, 2001 from U.S. $25.6 million or 20.5% of net sales for the nine months ended September 30, 2000.

      Other Expense/Income

      Other expense was U.S. $0.5 million, or 0.4% of net sales, for the nine months ended September 30, 2001 as compared to other expense of U.S. $1.6 million, or 1.3% of net sales, for the nine months ended September 30, 2000. This reduction in expense primarily relates to the elimination of a management fee of U.S. $1.0 million charged by Unaxis in 2000 and was partially offset by foreign currency exchange losses in the third quarter of 2001

      Provision for Income Taxes

      Provision for income taxes decreased to U.S.$3.1 million, or 23.7% of income before income taxes for the nine months ended September 30, 2001 from U.S.$6.0 million, or 25.4% of income before taxes, for the nine months ended September 30, 2000. This decrease resulted from a decrease in taxable income, certain income tax incentives and a favorable earnings mix in lower-taxed jurisdictions.

      Net Income

      For the reasons stated above, net income decreased to U.S. $9.8 million, or 8.4% of net sales for the nine months ended September 30, 2001 from U.S. $17.7 million, or 14.1% of net sales, for the nine months ended September 30, 2000.


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

Liquidity and Capital Resources

      Historically, we have been able to finance our operations and capital requirements through cash provided by operations. Cash provided by operating activities was U.S.$17.9 million and U.S.$19.8 million for the nine months ended September 30, 2001 and 2000, respectively. In 2001, cash provided by operating activities of U.S.$17.9 million consisted of net income of U.S.$9.8 million, depreciation and amortization of U.S.$2.3 million and a net decrease in working capital of U.S.$5.8 million. In 2000, cash used by operating activities of U.S.$19.8 million consisted of net income of U.S.$17.7 million, depreciation and amortization of U.S.$2.8 million and a net increase in working capital of U.S.$0.7 million.

      Working capital was U.S.$62.1 million as of September 30, 2001, compared to U.S.$53.6 million as of December 31, 2000. The increase was due to a decrease in accounts payable-affiliate of U.S. $18.0 million. This change was offset by an increase in cash of U.S. $6.5 million, foreign currency adjustments totaling U.S.$1.6 million, a decrease in trade accounts receivable of U.S. $12.8 million, and an increase in accrued liabilities of U.S. $4.8 million.

      Cash used in investing activities was U.S.$3.0 million and U.S.$3.6 million for the nine months ended September 30, 2001 and 2000, respectively, primarily for the purchase of property and equipment in each period. Cash used in financing activities was U.S.$(6.8) million and U.S.$(8.3) million for the nine months ended September 30, 2001 and 2000, respectively. In the nine months ended September 30, 2001 and 2000, we repaid a portion of the payable, to our affiliate, of U.S.$6.7 million and U.S. $8.3 million, respectively.

      We currently rely on a credit facility for up to U.S.$30 million by Credit Suisse and relied on loans provided by Unaxis during 2000. The funds are borrowed and repaid throughout the year, as cash flow is available. The interest charged by Credit Suisse is currently LIBOR + 1.25% p.a. for fixed advances. The interest charged by Unaxis on the loans provided was 7% of the outstanding balance.

      We currently believe the cash generated from operations, cash and cash equivalents, and borrowings available under our line of credit, will continue to be sufficient to satisfy our working capital and capital expenditure requirements. Capital expenditures will be higher in 2001 than in 2000 because we expect to invest approximately U.S.$4.0 million for building infrastructure changes and leasehold improvements for our manufacturing facility in Cologne, Germany and for the move of our Liechtenstein operations to a new facility in Balzers, Liechtenstein.

      We made full recourse loans available to our executive officers eligible to participate in the leveraged share plan for the purpose of purchasing up to 80% of the shares allocated to them under the plan. Loans made to executive officers have a term of 7 years and are on a recourse basis. The loans are secured by all of the shares purchased under the leveraged share plan, and we have either a first, or, if a portion of the shares are financed or refinanced by another lender, a second, lien on the shares. The loans have an interest rate equal to 120% of the mid-term applicable federal rate (as defined in the Internal Revenue Code) determined on the date the loans are made. Under U.S. GAAP, the balances of the loans payable to us are offset against the value of the shares on our balance sheet. During the quarter ended September 30, 2001, we have received approximately $0.8 million in payments against the outstanding loans.

Quantitative and Qualitative Disclosure of Market Risk

In the nine months September 30, 2001, we did not experience any material change in the market risk exposures affecting the quantitative and qualitative disclosures as presented in our annual report on Form 20-F for the fiscal year ended December 31, 2000.


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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INFICON Holding AG


Date: November 14, 2001                By: /s/ Peter Maier
                                           -------------------------------------
                                       Name:  Peter G. Maier
                                       Title: Vice President and Chief Financial
                                              Officer


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